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Exhibit 99.6

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

        We hereby consent to the inclusion in this Annual Report on Form 40-F and the incorporation by reference in the registration statements (Nos. 333-145236, 333-127265, 333-13456, 333-97305 and 333-6436) on Form S-8, (No. 33-77022) on Form F-3 and (No. 333-141478) on Form F-10 of Enbridge Inc. (the "Corporation") of our report dated February 20, 2008, relating to the consolidated financial statements of the Corporation as at December 31, 2006 and 2007 and for each of the years in the three year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as at December 31, 2006 and 2007. Our report is included in Exhibit 99.4 to this Annual Report on Form 40-F.

"Signed" PricewaterhouseCoopers LLP Chartered Accountants
Calgary, Alberta, Canada February 20, 2008

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  Exhibit 99.6
CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS